





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gulfstar Group I, LTD.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, STE 3800
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Lasher 713-300-2002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson
(Name – *if individual, state last, first, middle name*)

One Riverway, STE 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Stephen Lasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gulfstar Group I, LTD., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICIA NEAL
My Commission Expires
October 2, 2018

Signature

President and Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

CONTENTS



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of GulfStar Group I, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GulfStar Group I, Ltd. as of December 31, 2017, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GulfStar Group I, Ltd. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GulfStar Group I, Ltd.'s management. Our responsibility is to express an opinion on GulfStar Group I, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GulfStar Group I, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of GulfStar Group I, Ltd.'s financial statements. The supplemental information is the responsibility of GulfStar Group I, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper Pearson Company, P.C.

We have served as GulfStar Group I, Ltd.'s auditor since 2004.

Houston, Texas
February 26, 2018

2



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Partners
Of GulfStar Group I, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by GulfStar Group I, Ltd. and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of GulfStar Group I, Ltd. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating GulfStar Group I, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GulfStar Group I, Ltd.'s management is responsible for GulfStar Group I, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2018

ASSETS

Cash and cash equivalents	$	358,706
Accounts receivable, affiliate		25,691
Notes receivable, affiliate		502,800
Prepaid management fees, affiliate		1,024,000
TOTAL ASSETS	$	1,911,197

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable, affiliate	$	8,585
Accrued margin tax		18,556
TOTAL LIABILITIES		27,141
Partners' capital		1,884,056
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,911,197

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues	
Management Fee Income, affiliate	$ 300,000
Commissions and retainer fees	2,650,824
Total Revenues	2,950,824
Expenses	
Management fees	1,536,000
Managing directors fees	730,069
Referral fees	103,665
Payroll taxes	36,928
Professional fees	49,220
Licenses and registrations	131,858
Margin tax	18,556
Other	1,909
Total Expenses	2,608,205
Net Income	$ 342,619

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

	General Partner	Limited Partners	Total
Balance, December 31, 2016	$ 84,467	$ 2,156,970	$ 2,241,437
Distributions	(70)	(699,930)	(700,000)
Net Income	34	342,585	342,619
Balance, December 31, 2017	$ 84,431	$ 1,799,625	$ 1,884,056

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 342,619
Adjustments to reconcile Net Income	
to net cash provided by operating activities:	
Increase in Accounts Receivable, affiliate	(25,691)
Decrease in Prepaid Management Fees, affiliate	256,000
Decrease in Accounts Payable, affiliate	(80,289)
Decrease in Accrued Margin Tax	(53,580)
Decrease in Regulatory assessments	(21,865)
Decrease in Unearned revenue	(25,000)
Net cash provided by Operating Activities	392,194
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to Partners	(700,000)
Net cash used in Financing Activities	(700,000)
Net cash decrease for period	(307,806)
Cash at beginning of period	666,512
Cash at end of period	$ 358,706

The accompanying notes are an integral part of the Financial Statements.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed. For the year ended December 31, 2017, the partnership accrued margin tax expense of $18,556.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2014 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition – Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete and the revenue is reasonably determinable. Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 26, 2018, the date the financial statements were available to be issued. No subsequent events other than the item noted in Note F occurred, which require adjustment or disclosure to the financial statements at December 31, 2017.

NOTE B   ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.997% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C   RELATED PARTY TRANSACTIONS

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership paid GulfStar II an incremental allocation services fee of $128,000 per month for the year of 2017. The incremental allocation services fee is payable monthly in advance or at such other times as the parties may mutually agree. At December 31, 2017 there were no amounts payable to GulfStar II related to incremental allocation service fees.

Total fees paid by the Partnership pursuant to the agreement was $1,280,000 for the year ended December 31, 2017. At December 31, 2017 the Partnership had prepaid management fees totaling $1,024,000. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $730,069 for the year ended December 31, 2017. Effective January 2, 2009, GulfStar II agreed to pay the Partnership a management fee on a monthly basis. Total management fees received by the Partnership were $300,000 for the year ended December 31, 2017.

In the ordinary course of business the Partnership will receive retainer fees earned by GulfStar II for consulting services provided in the issuance of debt and/or equity. These fees are immediately considered payable to GulfStar II. At December 31, 2017 the amount payable to GulfStar II related to retainer fees was $0.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2017 the Partnership had net capital of $277,491 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .10 to 1 at December 31, 2017. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $69,632 at December 31, 2017. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F   NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively. These interest free notes were renewed and will mature on February 23, 2018 and October 1, 2018, respectively. The note maturing on February 23, 2018 was renewed subsequent to year end for a one year term. On February 27, 2012 the Partnership created an additional intercompany receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note was renewed for a one year term during 2017 and will mature on February 27, 2018. Subsequent to year end this note was renewed for a one year term. The imputed interest on the notes is not significant.

GULFSTAR GROUP I, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL		
Total partners' capital qualified for net capital	$	1,884,056
Deductions and/or charges		
Nonallowable assets:		
Cash		(39,074)
Accounts Receivable		(25,691)
Notes receivable, affiliate		(502,800)
Prepaid management fees		(1,024,000)
Total nonallowable assets		(1,591,565)
Excess Fidelity Bond Deductible		(15,000)
		(1,606,565)
Net capital	$	277,491
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6.66% of total aggregate indebtedness)	$	1,809
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	272,491
Ratio: Aggregate indebtedness to net capital		.10 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2017 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X 17A-5 filed by GulfStar Group I, Ltd.

See report of independent registered public accounting firm.

GULFSTAR GROUP I, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2017

Exemption Provision

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See report of independent registered public accounting firm.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
GulfStar Group I, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GulfStar Group I, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GulfStar Group I, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions) and (2) GulfStar Group I, Ltd. stated that GulfStar Group I, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. GulfStar Group I, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GulfStar Group I, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C

Houston, Texas
February 26, 2018

12

Gulfstar Group I, LTD.

700 Lousiana Street, Suite 3800 / Houston, Texas 77002
713-300-2010

Gulfstar Group I, LTD. Assertions

Gulfstar Group I, LTD. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception.

Gulfstar Group I, LTD.

I, Stephen Lasher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Stephen Lasher, President and Chief Compliance Officer

January 5, 2018

SIPC-7

(35 REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2632********************MIXED AADC 220
43999 FINRA DEC
GULFSTAR GROUP I LTD
ATTN: ALICIA NEAL
700 LOUISIANA ST STE 3800
HOUSTON, TX 77002-2797

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alicia Neal
713-300-2002

2. A. General Assessment (item 2e from page 2)	$ 3820.74
B. Less payment made with SIPC-6 filed (exclude interest)	(2048.41)
________ Date Paid	
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	1772.33
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 1772.33
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $________	
H. Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gulf Star Group I, Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Office Manager.
(Title)

Dated the ____ day of ________, 20____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,650,824
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. Referrals paid to Merrill Lynch & Morgan Stanley	103,665.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	103,665.
2d. SIPC Net Operating Revenues	$2,547,159
2e. General Assessment @ .0015	$3,820.74
	(to page 1, line 2.A.)

2